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                                                                  CONFORMED COPY

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1933

                           For the month of March 2007

                                BANCOLOMBIA S.A.
                 (Translation of Registrant's name into English)

                               Calle 50 No. 51-66
                               Medellin, Colombia
                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F   X     Form 40-F
               -----             -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes         No   X
         -----      -----

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)

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This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 001-32535).

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                                    SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        BANCOLOMBIA S.A.
                                        (Registrant)


Date: March 6, 2007                     By /s/ JAIME ALBERTO VELASQUEZ B.
                                           -------------------------------------
                                        Name: Jaime Alberto Velasquez B.
                                        Title: Vice President of Finance
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                                                                            CIB
                                                                          LISTED
(BANCOLOMBIA LOGO)                                                         NYSE

         BANCOLOMBIA SOLD MOST OF ITS DIRECT AND INDIRECT PARTICIPATION
                                IN ALMACENAR S.A.

MEDELLIN, COLOMBIA, MARCH 6, 2007

As previously announced, on February 26, 2007, in a transaction duly authorized by the Superintendency of Finance of Colombia, Bancolombia S.A. ("Bancolombia") sold to LAB INVESTMENT & LOGISTICS S.A. and PORTAL DE INVERSIONES S.A. 91.08% of its direct interest and 3.79% of its indirect interest, held through Banca de Inversion Bancolombia S.A. Corporacion Financiera in Almacenes Generales de Deposito Mercantil S.A. ("Almacenar").

The transaction price amounted to Ps.35,608,622,489. As a result of Almacenar's spin-off process a new company was formed with 26.42% of the original equity of Almacenar, and Bancolombia and its subsidiaries became owners of 98.31% of that new company which holds some real estate and other assets.

With this sale, Almacenar is no longer an entity controlled by Bancolombia.

CONTACTS
SERGIO RESTREPO       JAIME A. VELASQUEZ    MAURICIO BOTERO
EXECUTIVE VP          FINANCIAL VP          IR MANAGER
TEL.: (574) 5108668   TEL.: (574) 5108666   TEL.: (574) 5108866